November 14, 2019

Bradley M. Rust
Executive Vice President and Chief Financial Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546

       Re: German American Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 8, 2019
           File No. 001-15877

Dear Mr. Rust:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Notes to Consolidated Financial Statements
Note 15 - Business Combinations, page 41

1. We note that you completed the acquisitions of Citizens First Corporation ("Citizens
      First") on July 1, 2019, as disclosed on page 41 of your Form 10-Q, and of First Security,
      Inc. ("First Security") on October 15, 2018, as disclosed on page 88 of your Form 10-K for the fiscal year ended December 31, 2018. However, it is not clear where you have disclosed all the information required by ASC 805 for these acquisitions, such as the amounts of post-acquisition revenues and earnings or supplemental pro forma revenues and earnings required by ASC 805-10-50-2(h). In your future filings, please revise to disclose all information required by ASC 805-10-50 for these acquisitions or tell us why you do not think it is required.
 Bradley M. Rust
German American Bancorp, Inc.
November 14, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Robert Klein, Staff
Accountant, at (202) 551-3847 if you have questions.



FirstName LastNameBradley M. Rust                         Sincerely,
Comapany NameGerman American Bancorp, Inc.
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November 14, 2019 Page 2                                  Office of Finance
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